                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                            (Amendment No. _____)*


                           THE INTERLAKE CORPORATION
      -------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
       -----------------------------------------------------------------
                        (Title of Class of Securities)


                                  458702 10 7
                           ------------------------
                                (CUSIP Number)


                               December 31, 1999
                               -----------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

// Rule 13d-1(b)

// Rule 13d-1(c)

// Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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-------------------------                               ---------------------
  CUSIP NO.  458702 10 7          13G                    PAGE 2 OF 9 PAGES
-------------------------                               ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        First Chicago Equity Corporation                 36-246372


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4      Illinois


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF             8,606,557 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING              8,606,557 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
         8,606,557 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11 27.08%--However, the securities held by First Chicago Equity Corporation are only convertible into Common Stock under certain limited circumstances.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12      CO


------------------------------------------------------------------------------

-------------------------                               ---------------------
  CUSIP NO.  458702 10 7          13G                    PAGE 3 OF 9 PAGES
-------------------------                               ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           BANK ONE CORPORATION


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4      Delaware


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9 None except indirectly through one or more subsidiaries as reported herein. See Item 4.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
           0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
        CO HC

------------------------------------------------------------------------------

-------------------------                               ---------------------
  CUSIP NO.  458702 10 7          13G                    PAGE 4 OF 9 PAGES
-------------------------                               ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        First Chicago Financial Corporation


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4      Delaware


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0- shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9 None except indirectly through one or more subsidiaries as reported herein. See Item 4.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
        0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
        CO

------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:
            --------------

            The Interlake Corporation (the "Company")


Item 1(b).  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

            550 Warrenville Road
            Lisle, Illinois 60532


Item 2(a).  Name of Person Filing:
            ---------------------

            BANK ONE CORPORATION ("ONE") is filing this statement on behalf of itself and its wholly-owned subsidiaries, First Chicago Equity Corporation ("FCEC") and First Chicago Financial Corporation ("FCFC"). FCFC is the direct parent corporation of FCEC. The agreement of ONE, FCFC and FCEC to file joint disclosure statements on Schedule 13G is filed as Exhibit A hereto.


Item 2(b).  Address of Principal Business Office:
            ------------------------------------

            For ONE, FCFC and FCEC:
            One First National Plaza
            Chicago, Illinois 60670


Item 2(c).  Citizenship:
            -----------

            FCEC is a corporation organized under the laws of the State of Illinois. ONE and FCFC are corporations organized under the laws of the State of Delaware.


Item 2(d).  Title of Class of Securities:
            ----------------------------

            Common Stock (the "Common")



Item 2(e).  CUSIP Number
            ------------

            458702 10 7


Item 3.  Type of Person Filing:
         ---------------------

         Not applicable.



Item 4.  Ownership:
         ---------

         (a)-(b) Pursuant to a Preferred Stock Purchase Agreement, dated as of March 6, 1992, as amended by Amendment No. 1 to Preferred Stock Purchase Agreement dated as of June 11, 1992, FCEC initially purchased 31,500 shares of the Company's Series A2 Convertible Exchangeable Preferred Stock (the "Series A Preferred") from the Company. Subject to certain conditions and restrictions, the Series A Preferred held by FCEC, as of December 31, 1997, is convertible into 8,606,557 Shares of Common. To the extent the Conversion Price (as defined in the Certificate of Designation for the Series A Preferred) relating to the Series A Preferred is adjusted pursuant to the terms of such Certificate of Designation, the number of shares of Common into which the Series A Preferred may be converted will be increased.

         The Series A Preferred is also exchangeable at the option of the Company (subject to certain restrictions) into exchangeable debentures of the Company ("Exchangeable Debentures"), and, subject to certain conditions and restrictions, such Exchangeable Debentures are also convertible into shares of Common. Upon the satisfaction of certain conditions, the Series A Preferred will automatically convert into the Company's Series B Convertible Preferred Stock (the "Series B Preferred"). The Series A Preferred, the Series B Preferred and the Exchangeable Debentures are convertible into non-voting Common Stock or, subject to certain conditions and restrictions, voting Common. Pursuant to the terms of the Certificate of Designation, the holders of Series A Preferred are entitled upon a Change of Control or Fundamental Change (as defined in the Certificate of Designation), to require the Company to redeem all or a portion of the Series A Preferred held by holders.

         The applicable Certificate of Designation and Exchange Debentures restrict the ability of the holders of Series A Preferred, Series B Preferred and the Exchangeable Debentures to convert such securities into Common so long as such holders would have a Regulatory Problem (as defined in the applicable Certificate of Designation and the Exchange Debentures) in connection with holding Common. To the extent a holder has a Regulatory Problem, the conversion of such securities by a holder thereof is only permitted upon the occurrence of one or more of the following events: (i) a public offering or public sale of Common, (ii) a disposition of the Company's securities to a person or group of persons if, after such disposition, such person or group of persons would not, in the aggregate, own, control or have the right to acquire more than two percent of the outstanding securities of any class of voting securities of the Company, (iii) a merger, consolidation or similar transaction if, after such transaction, a person or group of persons in the aggregate would own or control securities which possess in the aggregate the ordinary voting power to elect a majority of the surviving corporation's directors, (iv) a disposition of the Company's securities to a person or group of persons if, after such disposition, such person or group of persons would own or control securities which possess in the aggregate the ordinary voting power to elect a majority of the Company's directors, or (v) the liquidation, dissolution or winding-up of the Company.

         Assuming the conversion of the Series A Preferred held by FCEC into Common, FCEC may be deemed to own 27.08% of the outstanding Common. However, pursuant to restrictions in the Bank Holding Company Act of 1956, as amended, FCEC is prohibited from owning more than 5 percent of the voting Common.

         ONE may be deemed to own the shares of Common solely through its ownership of FCFC and FCEC. FCFC may be deemed to own the shares of Common solely through its ownership of FCEC.

         (c) One or more banking and investment management subsidiaries of ONE may hold shares of Common solely in a fiduciary capacity. ONE, FCFC and FCEC disclaim any beneficial ownership in such shares. See also items 5 through 9 and item 11 on pages two through four hereof.

Item 5.  Ownership of Five Percent or Less of a Class:
         --------------------------------------------

         Not applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
         ----------------------------------------------------------------

         Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company:
         -----------------------------------------------------------------------

         Not applicable.


Item 8.  Identification and Classification of Member of the Group:
         --------------------------------------------------------

         Not applicable.



Item 9.  Notice of Dissolution of Group:
         ------------------------------

         Not applicable.


Item 10. Certification:
         -------------

         Not applicable.

Signature:
---------

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 10, 1999


                              BANK ONE CORPORATION



                              By: /s/ M. Eileen Kennedy
                                 ____________________________________________
                                  M. Eileen Kennedy
                                  Treasurer



                              FIRST CHICAGO FINANCIAL CORPORATION


                              By: /s/ M. Eileen Kennedy
                                 ____________________________________________
                                  M. Eileen Kennedy
                                  Assistant Treasurer



                              FIRST CHICAGO EQUITY CORPORATION


                              By: /s/ M. Eileen Kennedy
                                 ____________________________________________
                                  M. Eileen Kennedy
                                  Treasurer

                                   EXHIBIT A

                                   AGREEMENT

   The undersigned hereby agree, pursuant to Section 240.13d-1(f)(1), that the statement on Schedule 13G (including all amendments thereto) to which this Agreement is attached is to be filed on behalf of each of the undersigned and that BANK ONE CORPORATION may file a Schedule 13G under the Securities Exchange Act of 1934, as amended, and all amendments to such Schedule, with respect to the shares of Common Stock of The Interlake Corporation on behalf of the undersigned.



Dated:  February 10, 1999


                                  BANK ONE CORPORATION


                                  By: /s/ M. Eileen Kennedy
                                     ________________________________________
                                       M. Eileen Kennedy
                                       Treasurer



                                  FIRST CHICAGO FINANCIAL CORPORATION


                                  By: /s/ M. Eileen Kennedy
                                     _________________________________________
                                       M. Eileen Kennedy
                                       Assistant Treasurer



                                  FIRST CHICAGO EQUITY CORPORATION


                                  By: /s/ M. Eileen Kennedy
                                     _________________________________________
                                       M. Eileen Kennedy
                                       Treasurer